Exhibit 99.1

EHang’s EH216-S eVTOL Operators Obtain Air Operator Certificates

Guangzhou, China, March 30, 2025 — EHang (Nasdaq: EH), the world’s leading Urban Air Mobility (UAM) technology platform company, announced that its wholly-owned subsidiary, Guangdong EHang General Aviation Co., Ltd. (“EHang General Aviation”), and its joint venture company in Hefei, Hefei HeYi Aviation Co., Ltd. (“HeYi Aviation”), have been granted the first batch of Air Operator Certificates (“OC”) for civil human-carrying pilotless aerial vehicles by the Civil Aviation Administration of China (“CAAC”).

This milestone officially marks the launch of China’s human-carrying flight era in the low-altitude economy, allowing citizens and consumers to purchase flight tickets for low-altitude tourism, urban sightseeing, and diverse commercial human-carrying flight services at related operation sites in Guangzhou and Hefei. In the future, operators will also gradually expand into more other scenarios such as urban commuting based on operational conditions legally and compliantly. The issuance of the first batch of OCs sets a new benchmark for the low-altitude economy and urban air mobility and further unleashing a more powerful vitality of the new-quality productive forces.

EHang has already achieved multiple historical certification breakthroughs, including the world’s first type certificate (“TC”), standard airworthiness certificate (“AC”), and production certificate (“PC”) for pilotless human-carrying eVTOL aircraft. Now, with the newly granted OC, EHang becomes the world’s first eVTOL company to achieve the full suite of regulatory certifications. This achievement marks a significant step toward the commercialization and mass adoption of low-altitude human-carrying flight services.

EHang has always been committed to building the qualifications and capabilities required for the safe, regulated, and legal operation of pilotless human-carrying aerial vehicles. Looking ahead, EHang will continue collaborating with more partners to expand commercial operation sites, establishing additional low-altitude transportation operation centers in Guangzhou, Hefei, and other regions across China. These efforts will support local operators in applying for OCs for civil pilotless human-carrying aerial vehicles, enabling more cities to launch regular low-altitude tourism flights, urban sightseeing, and a wider range of commercial human-carrying flight services for the public.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with civil pilotless aerial vehicle systems and solutions: air mobility (including human transportation and logistics), smart city management, and aerial media solutions. EHang’s flagship product EH216-S has obtained the world’s first type certificate, production certificate, standard airworthiness certificate and air operator certificate for pilotless human-carrying eVTOL aircraft issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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